Exhibit 99.2

PRESS RELEASE

PHAXIAM Receives Compliance Notice from Nasdaq

Lyon (France) et Cambridge (MA, US), October 4, 2023, at 10:05 pm CEST – PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM), today announced that it has received confirmation from Nasdaq that it has regained compliance with Listing Rule 5550(a)(2).

With closing bid price of PHAXIAM’s American Depositary Shares (“ADSs”) above $1.00 per ADS for the 10 consecutive business days from September 18 through September 29, 2023, PHAXIAM has regained compliance with Listing Rule 5550(a)(2).

On October 7, 2022, PHAXIAM, formerly Erytech Pharma, had received notification from The Nasdaq Stock Market LLC indicating that, based upon a closing bid price of less than $1.00 per ADS for the prior 30 consecutive business day period, the Company no longer satisfied Nasdaq’s rule on minimum bid price.

On July 27, 2023, PHAXIAM announced a 10-to-1 reverse share split of its shares and ADSs to cure this deficiency, and the reverse share and ADS splits were effected as of September 18, 2023.

With Nasdaq’s notice that the Company has regained compliance, this matter is now closed.

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.phaxiam.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Dušan Orešanský Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu